                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)



                                AMAX GOLD INC.
________________________________________________________________________________
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.01 PER SHARE
________________________________________________________________________________
                         (Title of Class of Securities)


                                   02312010
        _______________________________________________________________
                                (CUSIP Number)

                                Philip C. Wolf
                             Senior Vice President
                         General Counsel and Secretary
                           Cyprus Amax Minerals Company
                           9100 East Mineral Circle
                           Englewood, Colorado 80112
                                (303) 643-5000
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 15, 1994
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].


                              Page 1 of 20 pages

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 02312010                                       PAGE 2 OF 20 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Cyprus Amax Minerals Company                              36-2684040
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             31,313,707  See Item 5.
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          31,313,707  See Item 5.
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       31,313,707
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13 Approximately 40.1%. Based upon 78,023,374 shares of Common Stock outstanding at November 5, 1993, as reported in the Issuer's Form 10-Q for the quarter ended September 30, 1993.
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
- ------------------------------------------------------------------------------

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 02312010                                       PAGE 3 OF 20 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Amax Energy Inc.                                       36-2684040
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             31,313,707  See Item 5.
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          31,313,707  See Item 5.
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       31,313,707
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13 Approximately 40.1%. Based upon 78,023,374 shares of Common Stock outstanding at November 5, 1993, as reported in the Issuer's Form 10-Q for the quarter ended September 30, 1993.
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
- ------------------------------------------------------------------------------

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 02312010                                       PAGE 4 OF 20 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Amax Coal Industries, Inc.                               36-2684040
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             31,313,707  See Item 5.
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          31,313,707  See Item 5.
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       31,313,707
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13 Approximately 40.1%. Based upon 78,023,374 shares of Common Stock outstanding at November 5, 1993, as reported in the Issuer's Form 10-Q for the quarter ended September 30, 1993.
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
- ------------------------------------------------------------------------------

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 02312010                                       PAGE 5 OF 20 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Amax Coal Company                                        36-2684040
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             31,313,707  See Item 5.
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          31,313,707  See Item 5.
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       31,313,707
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13 Approximately 40.1%. Based upon 78,023,374 shares of Common Stock outstanding at November 5, 1993, as reported in the Issuer's Form 10-Q for the quarter ended September 30, 1993.
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
- ------------------------------------------------------------------------------

                                                              Page 6 of 20 pages

         The undersigned hereby amends the following items, exhibits or other portions of its Schedule 13D as set forth below:

Item 1.  Security and Issuer.

         The last sentence of Item 1 is amended to read as follows: The address of the principal executive offices of the Issuer are:

         9100 East Mineral Circle
         Englewood, Colorado  80112

Item 2.  Identity and Background.
         Item 2 is amended by the addition of the following:

         (a) The name of Amax Coal Industries, Inc. was changed on December 16, 1993 to Cyprus Amax Coal Industries, Inc. An amended Schedule I is attached.

Item 4.  Purpose of the Transaction.
         Item 4 is amended by the addition of the following:

         Cyprus Amax Minerals Company and the Issuer are negotiating toward an agreement for a gold exploration joint venture, as well as a services agreement and a non-competition agreement limiting the extent to which each party will compete with respect to certain business of the other. On February 15, 1994 Cyprus Amax Minerals Company signed a commitment letter to make available to Amax Gold a $100 million line of credit, a portion of which will replace current Cyprus Amax Minerals guarantees for existing Amax Gold debt.

         The financing arrangement will make available to Amax Gold $100 million in revolving credits. The outstanding indebtedness under the line of credit may be repaid by Amax Gold with the issuance of an Amax Gold convertible preferred stock, which in turn can be converted into Amax Gold common stock at $8.265 per share which represents a 20% premium to the average closing price of the ten days immediately prior to February 11, 1994, the date of the commitment letter. Both companies will have conversion rights that will enable either party to convert the line of credit into Amax Gold common at a maximum price of $8.265 per share and a minimum price of $5.854 per share.

         Also, the Amax Gold Board of Directors has approved the purchase by Cyprus Amax of three million shares of Amax Gold common stock at a price of $6.888 to repay approximately $20.7 million of Amax Gold indebtedness to Cyprus Amax. This action will improve Amax Gold's debt/capital ratio and reduce on-going interest expenses. As a result of this share purchase, Cyprus Amax's ownership of Amax Gold's outstanding shares will increase to approximately 42%. The potential conversion of the line of credit to common stock would increase Cyprus Amax's ownership of Amax Gold's outstanding shares to slightly under 50%. Listing of these additional shares and the common stock, which may be issued in connection with the convertible line of credit, is subject to approval of the New York Stock Exchange and the Toronto Stock Exchange, on which the common stock of Amax Gold Inc. is listed.

         On March 2, 1994, Rockwell A. Schnabel, a director of Cyprus Amax Minerals Company was elected to the Amax Gold Board of Directors.

Item 5.  Interest in Securities of the Issuer.
         Item 5 is amended by the addition of the following:

         (a), (b), (d) After giving effect to dividend reinvestment programs, Amax Coal Company holds 31,313,707 shares of Common Stock of the Issuer, representing approximately 40.1% of the outstanding shares of Common Stock of the Issuer (based on 78,023,374 shares of Common Stock outstanding as of September 30, 1993 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended November 5, 1993).

         (a), (c) On February 22, 1994, Milton H. Ward purchased 10,000 shares and Gerald J. Malys purchased 2,000 shares of the Issuer, each at $6.75, in open market transactions on the New York Stock Exchange. On March 7, 1994, Rockwell
A. Schnabel purchased 10,000 shares of the Issuer, at $6.875 in open market transactions on the New York Stock Exchange. To the best of the knowledge of the reporting persons, there have been no other transactions in the Common Stock during the past 60 days by Cyprus Amax, Amax Energy Inc., Cyprus Amax Coal Industries, Inc., or Amax Coal Company, or the persons listed on Schedule I hereto.

         (e)  Not applicable.

                                                              Page 7 of 20 pages

Item 7.  Material to be Filed as Exhibits.

         (1) Merger Agreement (Incorporated by reference to Exhibit 2.1.1 to Registration Statement No. 33-50391 filed by Cyprus on September 24, 1993).

         (2)  Press Release dated February 15, 1994.

         (3)  Press Release dated March 2, 1994.

                                                              Page 8 of 20 pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth on this amendment is true, complete and correct.


                                       CYPRUS AMAX MINERALS COMPANY


                                       By: /s/ Philip C. Wolf
                                          ------------------------------
                                          Name:   Philip C. Wolf
                                          Title:  Senior Vice President,
                                                  General Counsel and
                                                  Secretary


                                       AMAX ENERGY INC.


                                       By: /s/ Philip C. Wolf
                                          ------------------------------
                                          Name:   Philip C. Wolf
                                          Title:  Senior Vice President,
                                                  General Counsel and
                                                  Secretary


                                       CYPRUS AMAX COAL INDUSTRIES, INC.


                                       By: /s/ Philip C. Wolf
                                          ------------------------------
                                          Name:   Philip C. Wolf
                                          Title:  Senior Vice President,
                                                  General Counsel and
                                                  Secretary


                                       AMAX COAL COMPANY


                                       By: /s/ Philip C. Wolf
                                          ------------------------------
                                          Name:   Philip C. Wolf
                                          Title:  Senior Vice President,
                                                  General Counsel and
                                                  Secretary


Dated:  March 15, 1994

                                                              Page 9 of 20 pages

                                   SCHEDULE I

               Name, Principal Occupation and Citizenship of Each
                      Director and Officer of Cyprus Amax

Name and                     Principal
Business Address             Occupation        Citizenship/1/
- ----------------             ----------        --------------
Milton H. Ward               Co-Chairman of
9100 East Mineral Circle     the Board,
Englewood, Colorado          Chief Executive
80112                        Officer
                             and President

Allen Born                   Co-Chairman of
Alumax Inc.                  the Board
5655 Peachtree Parkway
Norcross, Georgia
30092-2812

Linda G. Alvarado            President and
Alvarado Construction Inc.   Chief Executive
1266 Santa Fe Drive          Officer
P.O. Box 4366
Denver, Colorado
80204

George S. Ansell             President
Colorado School of Mines
1500 Illinois Avenue
Golden, Colorado
80401

William C. Bousquette        Chief Executive
TE Electronics               Officer
200 Taylor Street
Suite 700
Fort Worth, Texas  76102

Calvin A. Campbell, Jr.      President and
Goodman Equipment            Chief
Corporation                  Executive Officer
5430 West 70th Place
Bedford Park, Illinois
60638

_____________________________________
/1/Except as otherwise noted, each of the persons included in this Schedule is a U.S. citizen.

                                                             Page 10 of 20 pages

Name and                         Principal
Business Address                 Occupation        Citizenship
- ----------------                 ----------        -----------
Thomas V. Falkie                 President
Berwind Natural
Resources
1500 Market Street
3000 Centre Square West
Philadelphia, Pennsylvania
19102

Michael A. Morphy                Independent
115 W. California Blvd. #403     Businessman
Pasadena, California
91105

Rockwell A. Schnabel             Independent
Trident Capital, L.P.            Businessman
355 S. Grand Avenue Suite 4295
Los Angeles, California
90071

James A. Todd, Jr.               Chairman and
Birmingham Steel                 Chief Executive
Corporation                      Officer
300 Riverchase Galleria
Suite 1000
Birmingham, Alabama
35244

Billie B. Turner                 Chairman
IMC Fertilizer Group, Inc.
2100 Sanders Road
Northbrook, Illinois
60062

Ann Maynard Gray                 President
Diversified Publishing
Group
Capital Cities/ABC, Inc.
77 West 66th Street
16th Floor
New York, New York  10023

James C. Huntington, Jr.         Independent
613 Twin Pine Road               Businessman
Pittsburgh, Pennsylvania
15215

Theodore M. Solso                Executive Vice
Cummins Engine Company           President--
500 Jackson Street               Operations
Columbia, Indiana
47201

                                                             Page 11 of 20 pages

Name and Address             Principal
Business Address             Occupation          Citizenship
- ----------------             ----------          -----------
John Hoyt Stookey            Chairman and
Hansen Industries            President
410 Park Avenue
New York, New York
10022

Gerald J. Malys              Senior Vice
9100 East Mineral Circle     President and
Englewood, Colorado          Chief Financial
80112-3299                   Officer

Donald P. Brown              Senior Vice
9100 E. Mineral Circle       President, Coal
Englewood, Colorado
80112-3299

Jeffrey G. Clevenger         Senior Vice
1501 W. Fountainhead Pkwy.,  President, Copper
Suite 290
Tempe, Arizona  85282
80112-3299

David H. Watkins             Senior Vice
9100 E. Mineral Circle       President,
Englewood, Colorado          Exploration
80112-3299

Philip C. Wolf               Senior Vice
9100 E. Mineral Circle       President,
Englewood, Colorado          General Counsel
80112-3299                   and Secretary

Francis J. Kane              Vice President
9100 East Mineral Circle     Investor
Englewood, Colorado          Relations and
80112-3299                   Treasurer

Gerard H. Peppard            Vice President,
9100 East Mineral Circle     Human Resources
Englewood, Colorado
80112-3299

John Taraba                  Vice President
9100 East Mineral Circle     and Controller
Englewood, Colorado
80112-3299

Farokh S. Hakimi             Assistant
9100 East Mineral Circle     Treasurer
Englewood, Colorado
80112-3299

J. David Flemming            Director of Tax
9100 East Mineral Circle
Englewood, Colorado
80112-3299

                                                             Page 12 of 20 pages

               Name, Principal Occupation and Citizenship of Each
           Director and Officer of Cyprus Amax Coal Industries, Inc.

Name and                     Principal
Business Address             Occupation          Citizenship/1/
- ----------------             ----------          --------------
Gerald J. Malys              Senior Vice
9100 East Mineral Circle     President and
Englewood, Colorado          Chief Financial
80112-3299                   Officer of Cyprus
                             Amax Minerals
                             Company

Donald P. Brown              Senior Vice
9100 East Mineral Circle     President, Coal
Englewood, Colorado          of Cyprus Amax
80112-3299                   Minerals Company

Donald Hudson                Senior Vice
9100 East Mineral Circle     President,
Englewood, Colorado          Eastern
80112-3299                   Operations of
                             Cyprus Amax Coal
                             Company

Philip C. Wolf               Senior Vice
9100 East Mineral Circle     President,
Englewood, Colorado          General Counsel
80112-3299                   and Secretary of
                             Cyprus Amax
                             Minerals Company

J. Mark Cook                 Senior Vice
9100 East Mineral Circle     President,
Englewood, Colorado          Western
80112-3299                   Operations of
                             Cyprus Amax Coal
                             Coal

Nicholas P. Moros            Senior Vice
9100 East Mineral Circle     President, Sales
Englewood, Colorado          and Marketing of
80112-3299                   Cyprus Amax Coal
                             Company

Chris L. Crowl               Vice President,
9100 East Mineral Circle     Safety and
Englewood, Colorado          Government
80112-3299                   Relations of
                             Cyprus Amax Coal
                             Company
- -------------------
/1/ Except as otherwise noted, each of the persons included in this Schedule is a U.S. citizen.

                                                             Page 13 of 20 pages

Name and                     Principal
Business Address             Occupation          Citizenship
- ----------------             ----------          -----------
Francis J. Kane              Vice President,
9100 East Mineral Circle     Investor
Englewood, Colorado          Relations and
80112-3299                   Treasurer of
                             Cyprus Amax
                             Minerals Company

Frank J. Wood                Vice President
9100 East Mineral Circle     and Controller of
Englewood, Colorado          Cyprus Amax Coal
80112-3299                   Company

Farokh S. Hakimi             Assistant
9100 East Mineral Circle     Treasurer of
Englewood, Colorado          Cyprus Amax
80112-3299                   Minerals Company

J. David Flemming            Director of Tax
9100 East Mineral Circle     of Cyprus Amax
Englewood, Colorado          Minerals Company
80112-3299

Kathleen J. Gormley          Attorney
9100 East Mineral Circle
Englewood, Colorado
80112-3299

Morris W. Kegley             Attorney
9100 E. Mineral Circle
Englewood, Colorado
80112-3299

Michael R. Peelish           Attorney
9100 East Mineral Circle
Englewood, Colorado
80112-3299

Greg A. Walker               Attorney
9100 E. Mineral Circle
Englewood, Colorado
80112-3299

                                                             Page 14 of 20 pages

               Name, Principal Occupation and Citizenship of Each
                   Director and Officer of Amax Coal Company

Name and                     Principal
Business Address             Occupation        Citizenship
- ----------------             ----------        -----------

Gerald J. Malys              Senior Vice
9100 East Mineral Circle     President and
Englewood, Colorado          Chief Financial
80112-3299                   Officer of Cyprus
                             Amax Minerals
                             Company

Donald P. Brown              Senior Vice
9100 East Mineral Circle     President, Coal
Englewood, Colorado          of Cyprus Amax
80112-3299                   Minerals Company

Donald Hudson                Senior Vice
9100 East Mineral Circle     President,
Englewood, Colorado          Eastern
80112-3299                   Operations of
                             Cyprus Amax Coal
                             Company

Philip C. Wolf               Senior Vice
9100 East Mineral Circle     President,
Englewood, Colorado          General Counsel
80112-3299                   and Secretary of
                             Cyprus Amax
                             Minerals Company

Nicholas P. Moros            Senior Vice
9100 East Mineral Circle     President, Sales
Englewood, Colorado          and Marketing of
80112-3299                   Cyprus Amax Coal
                             Company

Chris L. Crowl               Vice President,
9100 East Mineral Circle     Safety and
Englewood, Colorado          Government
80112-3299                   Relations of
                             Cyprus Amax Coal
                             Company

E. Wayne Parke               Vice President,
One Riverfront Place         Midwest
20 Northwest First Street    Operations
Evansville, Indiana  47708

D. J. Drabant                Vice President,
400 Techne Center Drive      Eastern Sales and
Suite 320                    Marketing of
Milford, Ohio                Cyprus Amax Coal
45150                        Sales Corporation

                                                             Page 15 of 20 pages

Name and                     Principal
Business Address             Occupation        Citizenship
- ----------------             ----------        -----------

Francis J. Kane              Vice President,
9100 East Mineral Circle     Investor
Englewood, Colorado          Relations and
80112-3299                   Treasurer of
                             Cyprus Amax
                             Minerals Company

Frank J. Wood                Vice President
9100 East Mineral Circle     and Controller of
Englewood, Colorado          Cyprus Amax Coal
80112-3299                   Company

Thomas A. McKeever           President of Amax
200 Westlake Park Blvd.      Energy, Inc.
Houston, Texas  77079

Wayne E. Gresham             Vice President
200 Westlake Park Blvd.      and Assistant
Houston, Texas  77079        Secretary of Amax
                             Energy Inc.

Farokh S. Hakimi             Assistant
9100 East Mineral Circle     Treasurer of
Englewood, Colorado          Cyprus Amax
80112-3299                   Minerals Company

J. David Flemming            Director of Tax
9100 East Mineral Circle     of Cyprus Amax
Englewood, Colorado          Minerals Company
80112-3299

Kathleen J. Gormley          Attorney
9100 East Mineral Circle
Englewood, Colorado
80112-3299

Morris W. Kegley             Attorney
9100 E. Mineral Circle
Englewood, Colorado
80112-3299

Michael R. Peelish           Attorney
9100 East Mineral Circle
Englewood, Colorado
80112-3299

Greg A. Walker               Attorney
9100 E. Mineral Circle
Englewood, Colorado
80112-3299

                                                             Page 16 of 20 pages

                 Name, Principal Occupation and Citizenship of
                 Each Director and Officer of Amax Energy Inc.

Name and                     Principal
Business Address             Occupation        Citizenship/1/
- ----------------             ----------        --------------

Gerald J. Malys              Senior Vice
9100 East Mineral Circle     President and
Englewood, Colorado          Chief Financial
80112-3299                   Officer of
                             Cyprus Amax
                             Minerals Company

Thomas A. McKeever           President
200 Westlake Park Blvd.
Houston, Texas  77079

Philip C. Wolf               Senior Vice
9100 East Mineral Circle     President,
Englewood, Colorado          General Counsel
80112-3299                   and Secretary of
                             Cyprus Amax
                             Minerals Company

William G. Hargett           Vice President
200 Westlake Park Blvd.
Houston, Texas  77079

Francis J. Kane              Vice President,
9100 East Mineral Circle     Investor
Englewood, Colorado          Relations and
80112-3299                   Treasurer of
                             Cyprus Amax
                             Minerals Company

John Taraba                  Vice President
9100 East Mineral Circle     and Controller of
Englewood, Colorado          Cyprus Amax
80112-3299                   Minerals Company

Wayne E. Gresham             Vice President
200 Westlake Park Blvd.      and Assistant
Houston, Texas 77079         Secretary

J. David Flemming            Director of Tax
9100 East Mineral Circle     of Cyprus Amax
Englewood, Colorado          Minerals Company
80112-3299

Kathleen J. Gormley          Attorney
9100 East Mineral Circle
Englewood, Colorado
80112-3299
- -------------------
/1/ Except as otherwise noted, each of the persons included in this Schedule is a U.S. citizen.

                                                             Page 17 of 20 pages

                                 EXHIBIT INDEX

                                                                   Page Number
                                                                   -----------

(1) Merger Agreement (Incorporated by reference to Exhibit 2.1.1 to Registration Statement No. 33-50391 filed by Cyprus on
     September 24, 1993)

(2)  Press Release dated February 15, 1994                             18

(3)  Press Release dated March 2, 1994                                 20